UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF JULY 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

Xinyuan Real Estate Co., Ltd. Announces Results of 2025 Extraordinary General Meeting of Shareholders

Xinyuan Real Estate Co., Ltd. (the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China with projects in the United States, today announced the results of its 2025 extraordinary general meeting of shareholders held on July 29, 2025 at 10 a.m. local time, China Standard Time in Beijing, China (the “EGM”).

At the EGM, the Company’s shareholders approved the following resolutions as set forth in the Company’s notice and proxy statement relating to the EGM:

Proposal: 1) To approve, ratify and confirm in all respects by a special resolution, a potential spin-off transaction through which XIN would transfer certain assets, liabilities, and operations in the People’s Republic of China to XIN SpinCo, a wholly-owned subsidiary of XIN incorporated as an exempted company in the Cayman Islands (“XIN SpinCo”), and distribute XIN SpinCo shares (the “Spin-Off Shares”) as a dividend to the existing shareholders of XIN as of July 8 2025 (the “Record Date”) on a pro-rata basis (the “Spin-Off”). As a result, XIN SpinCo will operate as a distinct real estate development company with its own separate and distinct management, strategy and operational focus. And,

Proposal: 2) Subject to the approval and consummation of the Spin-Off as proposed, to approve, ratify and confirm in all respects by a special resolution, an offshore debt restructuring through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (the “Restructuring”). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes (as defined in the proxy statement). In connection with the Restructuring, the Company will issue the New Shares and the New Perpetual Securities, and XIN SpinCo will issue the New Senior Notes (each as defined in the proxy statement and/or in the Restructuring Term Sheet)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: July 29, 2025